File No. 69-00449


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                            THE CATALYST GROUP, INC.
                            ------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 732,217,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (B)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

         (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (D)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 19th day of February, 2002.

                                             THE CATALYST GROUP, INC.
                                             ------------------------
                                                (Name of claimant)


                                     By    /S/ JACK R. SAUER
                                        --------------------------
                                             Jack R. Sauer
                                            Vice President

CORPORATE SEAL

Attest:

       /S/ ELSIE SUGIHARTO
--------------------------------
         Elsie Sugiharto
           Accountant

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


        JACK R. SAUER                VICE PRESIDENT
---------------------------------------------------
           (Name)                        (Title)

                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   EDISON, NJ 08820
---------------------------------------------------
                       (Address)



                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A


                            THE CATALYST GROUP, INC.

                              Statement by Claimant

1. The Catalyst Group, Inc. (the "Claimant") is a Louisiana corporation located at 3900 Park Avenue, Suite 102, Edison, NJ 08820. The claimant has a 100% ownership interest in Catalyst Vidalia Acquisition Corporation ("CVAC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Holding Corporation ("CVHC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Corporation ("CVC"), a Louisiana corporation, which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). CVHC is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) ("VHLLC") which on July 15, 1999 acquired from the limited partner to the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As a result of this transaction, CVHC owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below and the information regarding the nature of business of the Claimant and its respective subsidiaries is attached hereto as Attachment B.

2. The Claimant, through CVAC, owns 100% of CVHC. CVHC owns 100% of CVC which is the sole general partner of the Partnership. CVC owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. CVHC is also the sole member of VHLLC which owns a 25% undivided interest in the Partnership.

      The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Louisiana Power and Light's existing substation, just west of Vidalia.

      In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of institutions. The term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain

                                                                   ATTACHMENT A


      options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues from Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A


                            THE CATALYST GROUP, INC.
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A



Exhibit A1 -    Catalyst Old River  Hydroelectric  Limited  Partnership  audited
                2001 financial statements

Exhibit A2 -    Catalyst Vidalia Corporation unaudited 2001 financial statements

Exhibit A3 -    Catalyst Vidalia Holding Corporation unaudited 2001 consolidated financial statements

Exhibit A4 -    Catalyst    Vidalia   Holding    Corporation    unaudited   2001
                consolidating financial statements

Exhibit A5 -    Catalyst   Vidalia   Acquisition   Corporation   unaudited  2001
                financial statements

Exhibit A6 -    The Catalyst Group, Inc.  unaudited 2001 consolidated  financial statements

Exhibit A7 -    The Catalyst Group, Inc. unaudited 2001 consolidating  financial statements

                                                                      EXHIBIT A1


              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2001 FINANCIAL STATEMENTS

The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 19, 2002.

                                                                      EXHIBIT A2


                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2001 FINANCIAL STATEMENTS

The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 19, 2002.

                                                                      EXHIBIT A3

                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2001 CONSOLIDATAED FINANCIAL STATEMENTS

The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 19, 2002.

                                                                      EXHIBIT A4

                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2001 CONSOLIDATING FINANCIAL STATEMENTS

The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 19, 2002.

                                                                      EXHIBIT A5


                    CATALYST VIDALIA ACQUISITION CORPORATION

                       UNAUDITED 2001 FINANCIAL STATEMENTS

The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Acquisition Corporation (File number 69-00447) on February 19, 2002.

                                                                      EXHIBIT A6

                       THE CATALYST GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        (IN U.S. THOUSANDS, EXCEPT SHARE DATA)
                                    Unaudited

                                                                 December 31,   December 31,
                                                                    2000           2001
                                                                 ------------   ------------
                                     ASSETS
                                     ------
 Cash and cash equivalents                                        $      3,981   $      3,595
Cash at Century Power                                                   1,263          1,179
Management fee and interest receivable from CORHLP                      2,469          3,899
Investment in CORHLP                                                  170,657        174,123
Dominion Capital Inc. note receivable plus accrued interest            22,911         22,674
Discover Resorts note receivable plus accrued interest                  5,553             --
Loan to Lincorp Holdings, Inc. plus accrued interest                      194            218
Other assets                                                              136            199
                                                                 ------------   ------------
                Total assets                                     $    207,164       $205,887
                                                                 ============   ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Note payable Trilon International plus accrued interest          $      5,284   $         --
Note payable Dominion Capital Inc. plus accrued interest               24,443         25,770
Senior note payable Trilon International plus accrued interest         16,254         16,254
Junior note payable First Toronto Equities plus accrued interest      131,496        144,829
Accounts payable and accrued expenses                                     250            250
Management fee payable Great Lakes Power                                  780          1,170
Other non current liabilities                                             449            449
Current and deferred income taxes                                      (5,039)       (10,011)
                                                                 ------------   ------------
                Total liabilities                                     173,917        178,711
                                                                 ------------   ------------
 Senior Participating Preferred Stock - $.01 par value;
  500,000 shares authorized, 134,000 issued and outstanding                 1              1
 Junior Participating Preferred Stock - $.01 par value;
   500,000 shares authorized, 65,000 issued and outstanding                 1              1
Common Stock - $.01 par value;
  100,000 shares authorized, issued and outstanding                         1              1
Additional paid-in capital                                            199,997        199,997
Accumulated deficiency                                               (166,753)      (172,824)
                                                                 ------------   ------------
                Total stockholders' equity                             33,247         27,176
                                                                 ------------   ------------
                Total liabilities and stockholders' equity       $    207,164   $    205,887
                                                                 ============   ============

                                                                      EXHIBIT A6

                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               (IN U.S. THOUSANDS)
                                    Unaudited


                                                                   Year ended
                                                           December 31,   December 31,
                                                              2000           2001
                                                           ------------  -------------
Operating revenues:
       Equity interest in operating results of CORHLP      $   (11,403)   $    3,466
        Management fee income                                    1,629         1,710
                                                           -----------    ----------
             Total operating revenue                            (9,774)        5,176
                                                           -----------    ----------
Operating expenses:
       Management fee expense                                      456           438
        General and administrative                                 323           404
                                                           -----------    ----------
             Total operating expenses                              779           842
                                                           -----------    ----------
Operating income (loss)                                        (10,553)        4,334
Other income (expense):
        Interest income                                          2,366         1,857
        Interest expense                                       (15,260)      (16,383)
        Other                                                      149            19
                                                           -----------    ----------
Loss before income taxes                                       (23,298)      (10,173)
Income tax benefit                                              (9,319)       (4,102)
                                                           -----------    ----------
Net loss                                                   $   (13,979)   $   (6,071)
                                                           ===========    ==========

                                                                      EXHIBIT A6


                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               (In U.S. thousands)
                                    Unaudited

                                                             Year ended
                                                     December 31,   December 31,
                                                        2000           2001
                                                    -------------  -------------
Cash flows provided by (used in) all activities:
Net loss                                            $   (13,979)   $    (6,071)
Adjustments to reconcile net loss to net cash
 provided by (used in) all activities:
     Equity interest in CORHLP                           11,403         (3,466)
     Management fee receivable - CORHLP                  (1,312)        (1,430)
     Loan to Discover Resorts / Law Investments          (3,258)         5,553
     Loan to Dominion Capital, Inc.                         (41)           237
     Loan from Dominion Capital, Inc.                     1,327          1,327
     Investment in Trilon Dominion Partners, LLC          2,600           --
     Other assets                                           130             (3)
     Note to Trilon International                         2,990         (5,284)
     Accounts payable and accrued expenses                 (112)          --
     Deferred income taxes                              (10,169)        (4,972)
     Management fee payable - Great Lakes Power             380            390
     Junior note payable - First Toronto Equities        12,132         13,333
                                                    -----------    -----------
Net cash provided by (used in) all activities             2,091           (386)
Cash and cash equivalents at beginning of period          1,890          3,981
                                                    -----------    -----------
Cash and cash equivalents at end of period          $     3,981    $     3,595
                                                    ===========    ===========

                                                                      EXHIBIT A6

                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                                EQUITY (DEFICIT)


                               (IN U.S. THOUSANDS)
                                    UNAUDITED


                                     Senior          Junior                Additional
                                  Participating   Participating    Common    Paid-in     Accumulated
                                 Preferred Stock Preferred Stock    Stock    Capital     Deficiency       Total
                                 --------------- ---------------   ------  -----------   ------------    -------

Balances at December 31, 1999                 $1              $1       $1     $199,997      ($152,774)   $47,226

Net loss                                                                                      (13,979)   (13,979)
                                 --------------- ---------------  -------  -----------   ------------    -------
Balances at  December 31, 2000                 1               1        1      199,997       (166,753)    33,247

Net loss                                                                                       (6,071)    (6,071)
                                 --------------- ---------------  -------  -----------   ------------    -------

Balances at  December 31, 2001                $1              $1       $1     $199,997      ($172,824)   $27,176
                                 =============== ===============  =======  ===========   ============    =======

                                                                      EXHIBIT A7

THE CATALYST GROUP, INC.  AND SUBSIDIARIES
BALANCE SHEET
DECEMBER 31, 2001

(IN THOUSAND)

                                                                       CVHC/
                                             THE CATALYST   CENTURY    VHLLC/
                                             GROUP, INC.     POWER      CVC       CVAC      TOTAL
                                             -------------------------------------------------------
               ASSETS
------------------------------------------
Current Assets:
     Cash ..................................     $2,917                  678        $1       $3,596
   Century Power cash                                       1,179                             1,179
   Century investment in CVHC P/S                         111,290                           111,290
     Receivables:
           Interest Receivable  PRI Resorts                                                       0
           Interest Receivable  DCI                                      174                    174
                                                                       3,646                  3,646
           Interest rec CORLP mgmt fee                                   253                    253
     Prepaid expenses and other assets .....          4         5        124                    133
                                             -------------------------------------------------------

               Total current assets ........      2,921   112,474      4,875         1      120,271
                                             -------------------------------------------------------

Plant, Property and Equipment, at cost .....                   66                                66
     Less:  Accumulated Depreciation .......                  (39)                              (39)
                                             -------------------------------------------------------
                                                      0        27          0         0           27

Note receivable DResorts/Law Invest                                                               0
Note receivable Lincorp Holdings                              218                               218
Notes receivable  DCI ......................                          22,500                 22,500
Intercompany accounts ......................      2,180         1                             2,181
Investments in subsidiaries ................    107,802              174,123   108,208      390,133
Note receivable VH LLC .....................     38,483              (38,483)                     0
Interest receivable VH LLC .................        250                 (250)                     0
Due to / from affiliates - tax sharing .....     20,302   (14,119)    (6,268)        2          (83)
Other assets ...............................         19                   20                     39
                                             -------------------------------------------------------
               Total assets ................    171,957    98,601    156,517   108,211      535,286
                                             =======================================================
          CONSOLIDATING ENTRIES
  ----------------------------------------
  DR     J/E#      CR     J/E#    TOTAL
------------------------------------------


                     1           3,595
                                 1,179
               111,290     7         0

                                     0
                                   174
                                 3,646
                     0    6        253
                                   133
-----------------------------------------

  0            111,291           8,980
-----------------------------------------
                                    66
                                   (39)
-----------------------------------------
  0                  0              27

                                     0
                                   218
                                22,500
 (1)             2,180     5         -
  1            216,011   1,2   174,123
                                     -
                                     -
 83      13                          0
                                    39
-----------------------------------------
 83            329,482         205,887
=========================================

                                                                      EXHIBIT A7

THE CATALYST GROUP, INC.  AND SUBSIDIARIES
BALANCE SHEET
DECEMBER 31, 2001

(IN THOUSAND)


                                                 THE CATALYST    CENTURY    VHLLC/
                                                  GROUP, INC.     POWER      CVC       CVAC       TOTAL
                                               ------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY:
-----------------------------------
Current Liabilities:
     Accounts payable and accrued exp .....                           250                           $250
     Management Fee payable ...............                                    1,170               1,170
     Related party payables ...............                                                            0
                                               ------------------------------------------------------------
               Total current liabilities ..                   0       250      1,170         0     1,420
                                               ------------------------------------------------------------
Intercompany payables (noncurrent) ........                           310      1,866         5     2,181
Deferred income taxes .....................                                                            0
Income Taxes payable ......................                                                            0
                                               ------------------------------------------------------------
Other liabilities. ........................                 449                                      449
                                               ------------------------------------------------------------
Long and s/t debt plus accrued int ........             161,082               25,771             186,853
                                               ------------------------------------------------------------
Total liabilities .........................             161,531       560     28,807         5   190,903
                                               ------------------------------------------------------------

Shareholders' equity
     Common stock .........................                 999                                      999
     Senior Preferred Stock ...............                   1                  134                 135
     Junior Preferred Stock ...............                   1                                        1
     Additional paid in capital. ..........             198,999   150,601    110,591   108,206   568,397
     Accum deficiency .....................            (189,574)  (52,560)    16,985            (225,149)
                                               ----------------------------------------------------------



              Total shareholders' equity ..              10,426    98,041    127,710   108,206   344,383
                                               ------------------------------------------------------------
   Total liabilities & shareholders' equity            $171,957   $98,601    156,517   108,211   535,286
                                               ============================================================

           CONSOLIDATING ENTRIES
--------------------------------------------------
   DR     J/E#       CR        J/E#        TOTAL
--------------------------------------------------
                                              $250
                                             1,170
      0    6                                     0
--------------------------------------------------
      0                    0                 1,420
--------------------------------------------------
  2,180    5              (1)                    -
 22,284    10,13      10,885      13       (11,399)
    264    4           1,652      13         1,388
--------------------------------------------------
                                               449
--------------------------------------------------

                                           186,853
--------------------------------------------------
 24,728               12,536               178,711
--------------------------------------------------


                           1      9          1,000
    134    8         133,999      9        134,000
                      64,999      9         65,000
568,400    1,2,7,8         3                     0
 12,490    13         42,234      8       (172,824)
                                          --------
      0    11         17,576   4,10
      0    I/S         5,005    I/S
                     -------
581,024              263,817                27,176
--------------------------------------------------
605,752              276,353               205,887
==================================================

                                                                      EXHIBIT A7

THE CATALYST GROUP, INC.  AND SUBSIDIARIES
INCOME STATEMENT
DECEMBER 31, 2001

(IN THOUSAND)

                                                                      CVHC/
                                           THE CATALYST    CENTURY    VHLLC/
                                            GROUP, INC.     POWER      CVC       CVAC        TOTAL
                                           ----------------------------------------------------------------
  Catalyst Old River Hydroelectric ......                            3,466                     3,466
Management Fee Income ...................                   564      2,050                     2,614
                                           ----------------------------------------------------------------
Operating Revenues ......................                     0                                    0
                                           ----------------------------------------------------------------
Operating expenses:
  Gain on sale of assets ................                                                          0
                                           ----------------------------------------------------------------
    Total operating expenses ............         289       642        815         0           1,746
                                           ----------------------------------------------------------------
Operating income (loss) .................        (289)      (78)     4,701         0           4,334
Other income (deductions):
  Derivative transaction, net ...........          19                                             19
    Interest and dividend income ........         517        63      1,277                     1,857
    Interest expense ....................     (15,056)              (1,327)                  (16,383)
    Liquidation adjustment ..............                                                          0
    Forgiveness of Debt/ Reversals ......                                                          0
    Write-down Investment ...............                                                          0
    Other income/expenses/reversals .....                                                          0
    State franchise and income tax ......                                                          0
    Intercompany interest ...............       1,686               (1,686)                        0
                                           ----------------------------------------------------------------
Income (loss) before
  income taxes, and minority interest ...     (13,123)      (15)     2,965         0         (10,173)
Provision (credit) for income taxes .....         125         2        774         2             903
                                           ----------------------------------------------------------------
Net income (loss) .......................     (13,248)      (17)    $2,191       ($2)       ($11,076)
                                           ================================================================

CONSOLIDATING ENTRIES
----------------------
DR     J/E#      CR     J/E#    TOTAL
--------------------------------------
                                $3,466
                                 2,614
--------------------------------------
                                     0
--------------------------------------

                                     0
--------------------------------------
 0                  0            1,746
--------------------------------------
--                 --            4,334

                                    19
                                 1,857
                               (16,383)
                                     0
                                     0
                                     0
                                     0
                                     0
                                    --
--------------------------------------

--                 --          (10,173)
 0     13       5,005   13      (4,102)
--------------------------------------
--             (5,005)         ($6,071)
========================================

                                                                      EXHIBIT A7

                            THE CATALYST GROUP, INC.
                              CONSOLIDATING ENTRIES
                                DECEMBER 31, 2001
     Description                                          Debit       Credit
--------------------------------------------------------  ----------------------
1*   Equity of CVAC                                       107,802
       Investment in CVAC                                             107,802
     Eliminate TCG investment in CVAC (9,760+133,593-18,500-13278-250-3523)

2    Equity of Century                                      8,760
       Equity of CENTURY                      (A)          98,449
       Equity of CVHC                                       1,000
         Investment in Century (@ cost)                                 8,760
         Investment in CENTURY                                         98,449(A)
         Investment in CVHC-Common                                      1,000
       Eliminate CVAC investment in Century and CVHC
       (A) "Contribution of CVHC shares in 1996, less 1998,1999 dividend."

3    Intentionally Not Used - (P/Y J/E 3 Booked to TCGI)

4*   Income taxes Payable                                     264
       Retained Earnings                                                     264
     Carryforward of PY entry adjusted for actual balance booked to Century

5    A/P CEC - Taxes due                                    2,180
           A/R Century                                                     2,180
     Eliminate intercompany payable/receivable b/t The Catalyst Group and Century

6    A/P-CVHC/CVC                                               0
       A/R- TCG                                                                0
     Eliminate interco receivable and payable b/t  CVHC/CVC and TCG

7    Equity of CVHC                                       111,290
       Investments                                                       111,290
     Eliminate Century investment in CVHC

8*   Senior Peferred Stock                                    134
     Additional Paid in Capital                            42,100
       Accum Deficiency                                                   42,234
     To adjust capiatal account to agree with parent company

9*   Additional paid in capital                           198,999
       Common Stock                                                            1
       Senior Preferred                                                  133,999
       Junior Preferred                                                   64,999
     To change presentation of R/E from par valuation to actual value

10   Deferred Income Taxes Payable                         17,312
       Retained Earnings                                                  17,312
     To have tax provion equal 40% of total consolidated income of p/y's

11*  Retained Earnings
       Bad Debt Expense
     Reversal of P/Y J/E #11. For changes in(collections of) reserved amounts.

12   Deferred Income Taxes Payable                          4,972
       Tax Provision                                                       4,972
     To have tax provion equal 40% of total consolidated income

   * No change from prior report.

                                                                      EXHIBIT A7

                            THE CATALYST GROUP, INC.
                              CONSOLIDATING ENTRIES

     Description                                          Debit       Credit
--------------------------------------------------------  ----------------------

13   Due to / from affiliate - tax sharing                     83
     Retained earnings                                     12,487
     State tax provision                                                      33
     Deferred taxes payable                                               10,885
     Income taxes payable                                                  1,652

     To reverse stand alone entries to convert book basis to tax basis at sub level. Entries booked in 1st q 2001 as prior period adj for 2000.

                                                                       EXHIBIT B

                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2001

                                        State of               Location of
Name                                    Incorporation          Business       Nature of Business
----                                    -------------          -----------    ------------------
Ronald W. Cantwell                      N/A                    N/A            100% ownership of The Catalyst Group, Inc.
  (Individual)

The Catalyst Group, Inc.                Louisiana              Edison, NJ     100% ownership of Catalyst Vidalia
                                                                              Acquisition Corporation.

Catalyst Vidalia Acquisition            Louisiana              Edison, NJ     100% ownership of Catalyst Vidalia Holding
  Corporation ("CVAC")                                                        Corporation and the sole member of Century Power, LLC.

Century Power, LLC                      Louisiana              Edison, NJ     Owns 100% of the CVHC Participating Preferred Stock

Catalyst Vidalia Holding                Louisiana              Edison, NJ     100% ownership of Catalyst Vidalia Corporation and
  Corporation ("CVHC")                                                        the sole member of Vidalia Holding, LLC.

Vidalia Holding, LLC                    A Louisiana            Edison, NJ     Limited Partner of Catalyst Old River Hydroelectric
                                        Limited Liability                     Limited Partnership with a 25% undivided interest.
                                        Company

Catalyst Vidalia Corporation            Louisiana              Edison, NJ     General Partner of Catalyst Old River Hydroelectric
                                                                              Limited Partnership with 50% undivided interest in
                                                                              and 100% voting interest in such partnership.

Catalyst Old River Hydroelectric        A Louisiana Limited    Vidalia, LA    Lessee of a 192 megawatt hydroelectric facility in
  Limited Partnership                   Partnership                           Concordia Parish, Louisiana.

Catalyst Construction Corporation       Delaware               --             Inactive, owned 100% by CVAC
  of Connecticut

Catalyst Energy Construction            Delaware               --             Inactive, owned 100% by CVAC
  Corporation

Catalyst Waste-to-Energy Corporation    Delaware               --             Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines            Connecticut            --             Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation     Delaware               --             Inactive, owned 100% by CVAC